Exhibit 99.1

GLG LIFE TECH CORPORATION

MANAGEMENT PROXY CIRCULAR
AS AT AND DATED MAY 17, 2011

FOR
THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON TUESDAY, JUNE 28, 2011

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies being made by the management of GLG Life Tech Corporation (the “Corporation”) for use at the Annual General and Special Meeting of the Corporation’s shareholders (the “Shareholders”) to be held on June 28, 2011 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation.

All costs of this solicitation will be borne by the Corporation.

PROXY INSTRUCTIONS

Shareholders who cannot attend the Meeting in person may vote by proxy if a registered Shareholder, or provide voting instructions as provided herein if a non-registered Shareholder, either by mail, by phone or over the internet. Proxies and/or voting instructions must be received by Computershare Investor Services Inc., the Corporation’s transfer agent, (the “Transfer Agent”) no later than 9:00 am (Vancouver time) on June 24, 2011 at its Toronto office, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1.

A proxy returned to the Transfer Agent will not be valid unless dated and signed by the Shareholder or by the Shareholder’s attorney duly authorized in writing or, if the Shareholder is a corporation or association, the form of Proxy must be executed by an officer or by an attorney duly authorized in writing. If the form of Proxy is executed by an attorney for an individual Shareholder or by an officer or attorney of a Shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the form of Proxy. If not dated, the Proxy will be deemed to have been dated the date that it is mailed to Shareholders.

The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The form of Proxy confers discretionary authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. If a choice with respect to such matters is not specified, it is intended that the person designated by management in the form of Proxy will vote the securities represented by the Proxy in favour of each matter identified in the proxy and for the nominees of management for directors and auditor.

The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting. As at the date of this Management Proxy Circular, management is not aware of any amendments, variations, or other matters. If such should occur, the persons designated by management will vote thereon in accordance with their best judgment, exercising discretionary authority.

APPOINTMENT OF PROXYHOLDER

A Shareholder has the right to designate a person (who need not be a Shareholder of the Corporation), other than Brian Palmieri or Brian Meadows, both directors and/or officers of the Corporation and the Management designees, to attend and act for the Shareholder at the Meeting. If you are returning your Proxy to the Transfer Agent, such right may be exercised by inserting in the blank space provided in the enclosed form of Proxy the name of the person to be designated or by completing another proper form of Proxy and delivering it to the Transfer Agent as provided above, or by phone or over the internet. If you are using the internet, you may designate another proxyholder by following the instructions on the website. It is not possible to appoint an alternate proxyholder by phone. If you appoint a proxyholder, other than the Management designees, that proxyholder must attend and vote at the Meeting for your vote to be counted.

REVOCATION OF PROXIES

In addition to revocation in any manner permitted by law, you may revoke your Proxy by an instrument in writing signed by you as registered Shareholder or by your attorney duly authorized in writing. If you are a representative of a registered Shareholder that is a corporation or association, the instrument in writing must be executed by an officer or by an attorney duly authorized in writing, and deposited with the Corporation’s registered office, Suite 519, World Trade Centre, 999 Canada Place, Vancouver, British Columbia, V6C 3E1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such Proxy, with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, and upon either of such deposits the Proxy is revoked. In addition, Shareholders can also change their vote by phone or via the internet.

Only registered Shareholders have the right to revoke a Proxy. Non-registered Shareholders that wish to change their voting instructions must, in sufficient time in advance of the Meeting, contact the Transfer Agent or their intermediary to arrange to change their voting instructions.

SPECIAL INSTRUCTIONS FOR VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Some Shareholders of the Corporation are “non-registered” Shareholders because the common shares of the Corporation (“Common Shares”) they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a registered Shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Shareholder”) but which are registered in the name of an intermediary (the “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares. Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or in the name of a clearing agency (such as The Canadian Depository of Securities Limited) of which the Intermediary is a participant.

There are two kinds of Non-Registered Shareholders - those who object to their name being made known to the Corporation (called OBOs for “Objecting Beneficial Owners”) and those who do not object to the Corporation knowing who they are (called NOBOs for “Non-Objecting Beneficial Owners”).

The Corporation takes advantage of certain provisions of National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), which permit the Corporation to directly deliver proxy-related materials to NOBOs who have not waived the right to receive them. As a result, NOBOs can expect to receive a scannable voting instruction form (a “VIF”), together with the meeting materials from the Transfer Agent. These VIFs are to be completed and returned to the Transfer Agent in accordance with the instructions. The Transfer Agent is required to follow the voting instructions properly received from NOBOs. The Transfer Agent will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive.

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the meeting materials to the Intermediaries for onward distribution to OBOs. Intermediaries are required to forward the meeting materials to OBOs unless, in the case of certain proxy-related materials, the OBO has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to OBOs. With those meeting materials, Intermediaries or their service companies should provide OBOs with a “request for voting instruction form” which, when properly completed and signed by such OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit OBOs to direct the voting of the Common Shares that they beneficially own.

These proxy related materials are being sent to both registered Shareholders and Non-Registered Shareholders. If you are a Non-Registered Shareholder, and the Corporation has sent these proxy related materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities requirements from the Intermediary on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Management Proxy Circular, none of the directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or executive officers of the Corporation since the commencement of the Corporation’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value. As at the date of this Management Proxy Circular, 32,661,212 Common Shares without par value were issued and outstanding, each such Common Share carrying the right to one (1) vote at the Meeting. May 12, 2011 has been fixed by the directors of the Corporation as the record date for the purpose of determining those Shareholders entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation.

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The financial statements for the fiscal year ended December 31, 2010 are available on the Corporation’s website at www.glglifetech.com as well as on www.sedar.com.

APPOINTMENT AND REMUNERATION OF AUDITORS

Shareholders will be asked to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the Directors to fix the auditor’s remuneration. PricewaterhouseCoopers LLP, Chartered Accountants were first appointed as the auditors of the Corporation on December 3, 2008.

ELECTION OF DIRECTORS

The number of directors for the Corporation is set by ordinary resolution of the Shareholders of the Corporation. Management of the Corporation is seeking Shareholder approval of an ordinary resolution determining the number of directors of the Corporation at nine (9) for the ensuing year.

The persons below are management’s nominees to the Board. Each director elected will hold office until the next annual meeting or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the Articles of the Corporation or unless he or she becomes disqualified to act as a director. All proposed nominees are currently directors of the Corporation and their term of office will expire at the Meeting unless re-elected.

Nominees For Election As A Director

Name and Municipality of
Residence	Number of Securities Held	Principal Occupations	Director Since
Mr. David Beasley(1) (2)(3)(4)	10,716 Common Shares	Consultant for Public Square	June 21, 2005
Society Hill, South Carolina	8,598 Options	Strategies Inc.
United States
Mr. David Hall(1) (2)	3,000 Restricted Shares	Consultant to the life sciences	August 5, 2010
Vancouver, British Columbia	3,000 Options	industry
Canada
Dr. Hong Zhao Guang (1)	250,000 Common Shares	Director & Commissioner	August 5, 2010
Beijing, China	3,000 Restricted Shares	with the Aged Chinese
	3,000 Options	Healthcare Association
Mr. He Fangzhen(1)(3)(4)	6,848 Common Shares	Retired Chief Engineer	May 7, 2008
Jinan, Shangdong Province	7,277 Options
China
Madame Sophia Leung(1)(2)(3)(4)	109,734 Common Shares	Consultant for Canada Vision	February 2, 2007
Vancouver, British Columbia	8,598 Options	Enterprise Group Inc.
Canada	1,598 Restricted shares
Mr. Brian Palmieri	1,147,700 Common Shares	Vice Chairman and Director	June 21, 2005
Cody, Wyoming	4,234 Restricted Shares	of GLG Life Tech Corporation
United States	42,584 Options
Madame Liu Yingchun(1)(2)(3)(4)	15,433 Common Shares	Corporate Director	June 17, 2008
Heze, Shangdong Province	6,848 Options
China
Mr. Jinduo Zhang	254,167 Common Shares	Retired Professor	June 21, 2005
Burnaby, British Columbia	4,359 Restricted Shares
Canada	4,359 Options
Dr. Luke Zhang	2,127,437 Common Shares	Chairman, Chief Executive	June 21, 2005
Heze, Shangdong Province	763,849 Restricted Shares	Officer and Director of GLG
China		Life Tech Corporation

Notes:
(1)	Independent Director.
(2)	Member of the Audit Committee.
(3)	Member of Compensation Committee.
(4)	Member of Corporate Governance and Nominating Committee.

The following is a brief description of the background of the directors of the Corporation.

Directors and Officers

Mr. David Beasley (Director)

Mr. Beasley resides in Society Hill, South Carolina and was appointed as a director of the Corporation on June 21, 2005. From 1999 to 2000, he worked as a consultant for Bingham Consulting Group, LLC, of Boston, Massachusetts, a consulting business that advises large national and international companies on public issues. For the past four years, Mr. Beasley, through his company Public Square Strategies, Inc., has continued to provide consulting services to various companies on public issues, his main client being Merrill Lynch & Co., Inc. Mr. Beasley was Governor of South Carolina from 1995 to 1999 and sat in the South Carolina House of Representatives from 1979 to 1992. Mr. Beasley is an independent director.

David Hall (Director)

Mr. Hall is currently a consultant to the life sciences industry. He is a past business founder, Chief Financial Officer and Chief Compliance Officer of Angiotech Pharmaceuticals, and an active advocate for the British Columbia life sciences industry. During Mr. Hall’s tenure with Angiotech, he was involved in $1.2 billion in financing, 11 acquisitions and established one of Canada’s first dedicated Sarbanes Oxley compliance programs. Mr. Hall is the Past Chair and a current board member of Life Sciences BC and leads the organization’s public policy initiatives. He is the author of Life Sciences BC’s position papers for the Premier’s Competition Council Report and Conversation on Health. Mr. Hall was also a member of the BC Task Force on PharmaCare and serves on the board of directors of the International Finance Centre for British Columbia. Mr. Hall holds an Honours degree in Economics and an Honours degree in Finance from the University of Manitoba. Mr. Hall is an independent director.

He Fangzhen (Director)

Mr. Fangzhen was appointed as one of our directors on May 7, 2008. Mr. Fangzhen is a specialist in manufacturing and production. With over 40 years of experience, his expertise as a chief engineer lies in optimizing manufacturing plant and personnel, particularly in China. His specialties include planning, operational structure, maintenance, safety, quality control and risk management as well as the assignment, training and supervision of production and technology personnel. Mr. Fangzhen graduated from Taiyuan Polytech University in China. Mr. He is an independent director.

Dr. Hong Zhao Guang (Director)

Dr. Hong Zhao Guang is an active leader in both the academic and business communities in China. Receiving his degree from Shanghai First Medical College, he has been the vice president of Beijing Anzhen Hospital and the vice director of the Cardiovascular Disease Expert Consulting Committee for the Ministry of Public Health in China. Currently Dr. Hong is directing commissioner with the Aged Chinese Healthcare Association and the vice group leader for physicians at Capital Medical Science University, one of the top ranking academic medical institution in China. Dr. Hong has written and edited more than ten books and published more than one hundred academic theses and five hundred articles for the scientific community. During the last 15 years, Dr. Hong has devoted his time to the education of citizens throughout China on the importance of wellness, health and an active lifestyle, including the prevention of diabetes and cardiovascular diseases. His books have been read by more than 70 million people and his lectures heard by over 200 million people in China. Dr. Hong is an independent director.

Madame Sophia Leung (Director)

Madame Leung resides in Vancouver, British Columbia and was appointed as one of the Corporation’s directors on February 2, 2007. Madame Leung has served in political positions on a national level, including as special advisor in international trade to Canada’s prime minister from 2004-2006, parliamentary secretary for National Revenue (Canada) from 2000-2004 and Member of Parliament of Canada 1997–2004. Madame Leung is currently a consultant for Canada Vision Enterprise Group Inc. Madame Leung is an independent director.

Mr. Brian Palmieri (Director and President)

Mr. Palmieri resides in Cody, Wyoming and was appointed as the Corporation’s Chief Executive Officer and a director on June 21, 2005. On May 15, 2008, Mr. Palmieri relinquished his role as the Corporation’s Chief Executive Officer and was named the Corporation’s President and Vice-Chairman. On October 1, 2010, Mr. Palmieri relinquished his role as the Corporation’s President. Mr. Palmieri is a non-independent director.

Prior to his involvement with us, Mr. Palmieri’s time has been divided between the following businesses in which he is a principal:

(a)	American Tool and Die Inc., the principal business of which is metals manufacturing and of which he is president;

(b)	Lee Livingston Outfitters, the principal business of which is outfitting; and

(c)	Palco International Inc. and AAFAB International Inc., the principal business of both being international trading and consulting and of which he serves as president.

Madame Liu Yingchun (Director)

Madame Yingchun was elected as one of the Corporation’s directors on June 17, 2008. Madame Yingchun graduated from Shandong Economical College and has over 20 years of experience in finance and accounting. She has worked for several major banks and insurance companies in China including China Bank and the Industrial and Commercial Bank of China. She is a certified economist and financial analyst. Madame Yingchun is currently audit director and controller of HeZe Industrial and Commercial Bank. She also has experience in internal control and investment management.

Mr. Jinduo Zhang (Director)

Mr. Jinduo Zhang is a retired professor, resides in Burnaby, British Columbia and was appointed as a director of the Corporation on June 21, 2005. Professor Zhang was, before his retirement, a physics professor at Shandong Heze University. He was also involved with the financial management of the university and in the family jewellery and pharmacy business. In 1986, he retired from his professorship in China and moved to the United States and then Canada. Since retirement, Professor Zhang has been active in the development and expansion of his family business functioning as an advisor and financial consultant for various projects. Professor Zhang is a non-independent director.

Dr. Luke Zhang (Director, Chief Executive Officer and Chairman)

Dr. Zhang is a Canadian citizen and currently resides in China. He was appointed as the Corporation’s Chairman and as director on June 21, 2005 and as the Corporation’s President on September 6, 2007. On May 15, 2008, Dr. Zhang relinquished his role as the Corporation’s President and was named the Corporation’s Chief Executive Officer. Dr. Zhang received his PhD in Pharmacology from Vanderbilt University and has worked in international business for over 20 years. He is a non-independent director.

Corporate Cease Trade Orders and Bankruptcies

During the ten years preceding the date of this Management Proxy Circular, no proposed director of the Corporation has, to the knowledge of the Corporation, been:

(a)	a director, chief executive officer or chief financial officer of any company that:

(i)

was the subject of a cease trade or similar order or an order that denied such company access to any exemption under securities legislation that was in effect for a period of more than thirty consecutive days (an “Order”) while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to such an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer in the company that is the subject of the Order and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.

Penalties and Sanctions

None of the proposed directors of the Corporation have been the subject of any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly traded company or involving theft or fraud.

Individual Bankruptcies

None of the proposed directors of the Corporation has, within the ten years prior to the date of this Management Proxy Circular, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to an executive officer’s compensation, evaluating the executive officer’s performance in light of those goals and objectives and making recommendations with respect to the executive officer’s compensation, based on this evaluation.

In assessing the compensation of the Corporation’s executive officers, the Compensation Committee has regard to: (i) current base compensation and contractual obligations, (ii) past performance, (iii) objectives and anticipated workload for the year ahead, (iv) reasonable submissions from the executive officers, (v) market and industry practice and trends, and (vi) such other matters as are appropriate in the circumstances.

The key components comprising executive officer compensation are base salary (fixed component) and participation in the Corporation’s Stock Option and Restricted Share Plan (variable component). The Corporation has traditionally placed an emphasis on the variable component of executive compensation which reflects the philosophical preference of the Corporation to compensate its executive officers based primarily upon the performance of the Corporation and in certain instances, the Corporation has made receipt of the compensation awards contingent upon the achievement of corporate objectives, see “– Incentive Plan Awards”.

Executive officers’ compensation is designed in a manner to recognize and reward executive officers based upon individual and corporate performance, to be competitive with the compensation arrangements and programs established by other public companies with market capitalizations in the range of $200-300 million and revenues in the range of $50-100 million, and to be consistent with the executive officers’ respective contributions to the overall benefit of the Corporation. At the end of each year, the Compensation Committee also reviews actual performance against corporate objectives.

In establishing compensation objectives for executive officers, the Compensation Committee seeks to:

(a)	motivate executives to achieve corporate performance objectives and reward them when such objectives are met;

(b)	recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in similar companies; and

(c)	align the interest of executive officers with the long-term interests of shareholders through participation in the Corporation’s Stock Option and Restricted Share Plan.

Benchmarking

GLG has contracted with Equilar for its executive and board compensation benchmarking services to assist in periodic reviews of the relevant marketplaces to ensure that GLG’s compensation packages and salary ranges are competitive. Comparisons are made to other publically traded companies in North America and to industry in general with similar levels of revenue and market capitalizations. These assessments are revised periodically.

GLG utilizes Equilar’s benchmarking data to assist the Compensation Committee and management in conducting comprehensive comparative studies on total compensation for key executive roles. The studies provide detailed benchmarking data from other companies, and the results of the studies are used to assist in determining appropriate compensation levels. The companies included in the comparator groups can vary from year to year based on availability of the data. In addition to the publicly disclosed data, comparison may also be made to data from proprietary compensation surveys including general industry and industry-specific surveys, when available.

The comparators used in the most recent review for the CEO and CFO were based on publicly traded North American companies with revenues ranging from $100.6 to $217.3 million in revenues in the most recent year and with market capitalization between $96.5 and $497.3 million. The companies used in this comparison were represented by: AFC Enterprises Inc., Atrion Corp., Caliper Life Sciences Inc., Caplease, Inc., Cass Information Systems Inc., Cedar Shopping Centers Inc., Citizens Inc., COHU Inc., Cowen Group, Inc., Cowen Holdings, Inc., Dynamic Materials Corp., Echelon Corp., Electro Rent Corp., Eresearchtechnology Inc., First Busey Corp., First Financial Holdings Inc., FPIC Insurance Group Inc., Fushi Copperweld, Inc., Hawk Corp., Hudson Valley Holding Corp., Kite Realty Group Trust, Knot Inc., Lakeland Financial Corp., Nara Bancorp Inc., OPLink Communications Inc., Perficient Inc., Provident New York Bancorp, Quidel Corp., Renaissance Learning Inc., Renasant Corp., Republic Bancorp Inc., Shoretel Inc, Smith Micro Software Inc., Southside Bancshares Inc., StellarOne Corp., Sterling Bancorp, Us Ecology, Inc., Vaalco Energy Inc., Virtus Investment Partners, Inc., Washington Trust Bancorp Inc., Web.Com Group, Inc., West Coast Bancorp, WSFS Financial Corp. and X Rite Inc.

Benchmark analysis considered the value of the overall compensation arrangement including base salary, annual bonus opportunities, long term incentives and the value of pensions. A detailed review for the CEO and CFO was conducted in 2010 as part of the consideration of their initial compensation packages, and in each case, overall salary compensation was found to be close to the 10th percentile of the market considering the comparator group and overall total compensation for both CEO and the CFO was close to the median for the comparator group after factoring in other compensation components including annual bonuses and share based awards.

Performance of Common Shares

On December 11, 2007, the Corporation’s Common Shares began trading on the TSX under the symbol “GLG”. Prior to that time, the Corporation’s Common Shares were trading on the Canadian Trading and Quotation System (“CNQ”).

Assuming an initial investment of $100, the following graph illustrates the cumulative total Shareholder return on the Corporation’s Common Shares relative to the cumulative total return on the S&P/TSX Composite Index from December 11, 2007, being the date the Corporation’s Common Shares commenced trading on the TSX (assuming reinvestment of dividends).

CUMULATIVE VALUE OF $100 INVESTMENT

ASSUMING REINVESTMENT OF DIVIDENDS

	Dec. 11, 2007	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010
GLG Life Tech(1)	$100.00	$141.43	$52.86	$57.79	$76.36
S&P/TSX Composite	$100.00	$101.04	$67.69	$91.42	$107.52

Notes:

(1)	On November 5, 2009, the Corporation effected a four-to-one (4:1) consolidation of the Corporation’s Common Shares

Management believes that shareholder return and executive compensation trends are not directly relational at this time due to the position of the Corporation in terms of its corporate development, stock market conditions as at December 31, 2010.

Summary Compensation Table

The following table provides a summary of compensation paid, directly or indirectly, to the following persons (collectively, the “Named Executive Officers” or “NEOs”):

(a)	our Chief Executive Officer (“CEO”),

(b)	our Chief Financial Officer (“CFO”),

(c)

our most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers or acting in a similar capacity and whose total compensation, individually, was in excess of $150,000 as at the end of the most recently completed financial year; and

(d)

each individual for whom disclosure would have been provided under (c) but for the fact that the individual was neither serving as an executive officer of the Corporation, nor acting in a similar capacity, at the end of the most recently completed financial year.

Name and Principal	Year	Salary	Share-based	Option-	Non-equity incentive plan		Pension	All other	Total
Position		($)	awards	based	compensation ($)		value ($)	compensation	compensation
			($){4)	awards				($)	($)
				($){4)	Annual	Long-term
					incentive	incentive
					plans	plans
Brian Meadows{1)	2010	216,000	22,466	118,720	50,000	Nil	Nil	12,000	419,186
Chief Financial	2009	180,000	11,610	64,190	Nil	Nil	Nil	12,000	267,800
Officer and	2008	157,000	117,744	121,114	41,250	Nil	Nil	12,000	437,108
Corporate Secretary

Brian Palmieri{2)	2010	Nil	22,466	120,376	Nil	Nil	Nil	127,153(5)	269,995
President and	2009	Nil	11,610	81,220	Nil	Nil	Nil	189,086(5)	281,916
Director	2008	Nil	21,744	68,951	Nil	Nil	Nil	120,000(5)	210,695

Dr. Luke Zhang(3)	2010	Nil	4,197,634{7)	Nil	200,000	Nil	Nil	367,148 (6)	4,764,782
Chairman, Chief	2009	Nil	1,935,000	Nil	Nil	Nil	Nil	343,794(6)	2,278,794
Executive Officer	2008	Nil	4,457,224	Nil	Nil	Nil	Nil	300,000(6)	4,757,224
and Director

Notes:
(1)	Mr. Meadows was appointed as the Chief Financial Officer on October 9, 2007 and Corporate Secretary on May 19, 2009.
(2)

On May 15, 2008, Brian Palmieri relinquished his role as Chief Executive Officer of the Corporation and was named President and Vice-Chairman of the Corporation. On October 1, 2010, Brian Palmieri relinquished his role as President of the Corporation.

(3)

Dr. Zhang did not serve in the capacity of a Named Executive Officer before August 29, 2007. On May 15, 2008, Dr. Zhang relinquished his role as President of the Corporation and was named Chief Executive Officer of the Corporation, in addition to his role as Chairman.

(4)	Grant date fair values for 2010 were determined using Black-Scholes method to determine grant date fair value using the following assumptions:
	Risk Free Interest Rate:	2.32%	Expected Volatility:	88.2%
	Expected Dividend Yield:	0%	Expected Life:	5 years
(5)	Amounts represent consulting fees paid to a corporation controlled by Mr. Palmieri for his executive services to GLG.
(6)	Amounts represent consulting fees paid to a corporation controlled by Dr. Zhang for his executive services to GLG.
(7)	A special long term incentive was granted in June 2010 to Dr. Zhang and has both a 10 year vesting period and a 2010 performance criteria to be met.

Employment Contracts, Termination and Change of Control Benefits

Each of the current Named Executive Officers, other than Mr. Brian Palmieri who resigned as President on October 1, 2010, has a formal employment agreement with the Corporation, the material terms of which are set forth below.

Dr. Luke Zhang: On July 1, 2005, Dr. Zhang entered into an employment contract with the Corporation, as amended, as amended on July 1, 2008 and further amended on April 24, 2009, to act as its head of operations in China. Dr. Zhang is providing his services on a “contract” basis and there is no fixed term to this agreement. The current amended contact for Dr. Zhang includes a minimum of US$300,000 per year (the “Zhang Minimum

Amount”). All past due payments owing to Dr. Zhang shall either be paid in one sum or rolled into a long term five year note payable to Dr. Zhang at an accrued interest rate of prime plus two percent calculated monthly. For the purpose of the foregoing calculation, “prime” means the prime rate published in the Wall Street Journal on the first day of the beginning month of a quarter.

In the event of the termination of the contract, other than for cause (in which case no severance is payable), the Corporation shall pay to Dr. Zhang the sum of all payments due plus an amount equal to three times the Zhang Minimum Amount (for example, US$900,000 if termination occurred on December 31, 2009).

In the event that the Corporation is acquired, or is the non-surviving party of a merger, or sells all or substantially all of its assets, the contract will not terminate and the Corporation will use its best efforts to ensure that the transferee or surviving entity is bound by the contract. If the new company wishes to terminate the contract, it will either pay Dr. Zhang three times the Zhang Minimum Amount (for example, US$900,000 if termination occurred on December 31, 2009) or the parties may otherwise agree on a mutually acceptable cash settlement.

Mr. Brian Meadows: Effective October 9, 2007, Mr. Brian Meadows assumed the role of Chief Financial Officer of the Corporation for a five year term pursuant to an employment agreement as amended on June 23, 2008 and further amended on January 18, 2010. He is entitled to a motor vehicle allowance of $1,000 per month. In the event of his termination, other than for cause (in which case no severance is payable), he is entitled to receive 26 weeks of gross fixed annual remuneration on such termination (for example, $108,000 if termination occurred on December 31, 2010) provided that he executes a comprehensive release of any claims against the Corporation. In these circumstances, any stock options received by Mr. Meadows under the Corporation’s Stock Option and Restricted Share Plan will deem to be vested. He may be required to serve the notice period on an active or passive basis at the discretion of the Corporation. Mr. Meadows was appointed Corporate Secretary of the Corporation on May 19, 2009

Incentive Plan Awards

The Corporation’s 2008 incentive stock option and restricted share plan (the “Stock Option and Restricted Share Plan”) provided for the granting of up to a maximum of 10% of the issued and outstanding common shares. For further particulars of the Stock Option and Restricted Share Plan, see section “Securities Authorized for Issuance under Equity Compensation Plans” on page 14 of this Management Proxy Circular.

Certain awards under the Stock Option and Restricted Share Plan are subject to meeting performance targets (the “Performance Based Awards”). The receipt of Performance Based Awards is subject to the Corporation meeting certain performance targets, including targets for Revenue, EBITDA(1), Major Customer Contract additions and Performance against Major Customer Contracts.

(1)

The Corporation defines EBITDA as: Income (loss) before Income Taxes and Non-Controlling Interests + Non-Controlling Interest + Depreciation and Amortization + Net Interest Expense + Foreign Exchange Loss (Gain) + Non-Cash Stock-Based Compensation + Provision on Receivables.

Performance Based Awards will vest over three years and are subject to annual performance targets set by the Compensation Committee being met. The 2008, 2009 and 2010 performance based awards met the performance targets set by the Compensation Committee in each of these years. These awards have now been earned in full but are still subject to vesting terms. For stock options, even once performance targets are met they will still vest over three years before they could be fully exercised by Management. For the restricted shares of Dr. Zhang, once annual performance targets are determined to be met by the Compensation Committee, those restricted share grants will only fully vest at the end of three years.

Outstanding share-based awards and option-based awards for NEOs are set out in the following table:

		Option-based Awards			Share-based Awards
Name	Number of	Option	Option	Value of	Number of	Market or
	Securities	exercise price	expiration	unexercised	shares or	payout value
	underlying	($)	date	in-the-money	units of	of share-
	unexercised			options	shares that	based awards
	options			($)(2)	have not	that have not
					vested	vested
	(#)				(#)	($)(3)
Brian	8,393 (1)	16.00	May 16, 2013	-	-	-
Meadows	12,250 (1)	8.60	June 30, 2014	27,685	-	-
	21,943(1)	7.79	June 7, 2015	67,365	2,307	25,054
Brian	4,835 (1)	16.00	May 16, 2013	-	-	-
Palmieri	15,500(1)	8.60	June 30, 2014	35,030	-	-
	22,249(1)	7.79	June 7, 2015	68,304	2,307	25,054
Dr. Luke	Nil	Nil	Nil	Nil	Nil	Nil
Zhang

Notes:
(1)	These awards are Performance Based Awards.
(2)	The in-the-money value is equal to the number of options multiplied by the difference between the exercise price of the options and the closing trading price on the TSX on December 31, 2010 of $10.86.
(3)

Restricted shares have no exercise price. The market value of the unvested restricted shares is equal to the number of unvested restricted shares multiplied by the closing trading price on the TSX on December 31, 2010 of $10.86.

The following table discloses incentive plan awards – value vested or earned for each NEO for the most recently completed financial year:

Name	Option-based awards –	Share-based awards – Value	Non-equity incentive plan
	Value vested during the year	vested during the year	compensation – Value earned
	($)	($)	during the year
			($)
Brian Meadows	154,912(1)	33,354(2)	50,000
Brian Palmieri	129,736(1)	11,610(2)	Nil
Dr. Luke Zhang	Nil	4,457,232	200,000

Notes:
(1)

Option based and share based awards to GLG Executive are based on either meeting established performance targets by the Compensation Committee and/or through multi-year vesting requirements designed to align compensation of GLG Executive management with the interests of the Corporation’s shareholders. The value is calculated by the option price at the time of the grant times the number of vested options.

(2)	Restricted shares have no exercise price. The value of the vested restricted shares is equal to the number of vested restricted shares multiplied by the grant price of the restricted shares.

Pension Plan Benefits

The Corporation does not have a retirement plan.

Director Compensation

We have no standard arrangement pursuant to which directors are compensated for their services in their capacity as directors except for the granting, from time to time, of incentive stock options and/or restricted shares in accordance with the Corporation’s Stock Option and Restricted Share Plan and the policies of the Toronto Stock Exchange. No cash compensation was paid to any director of the Corporation for the director’s services as a director during the financial year ended December 31, 2010.

Director compensation table:

Name(1)	Fees	Share-based	Option-	Non-equity	Pension	All other	Total
	earned	awards	based	incentive	value	compensation	($)
	($)	($)(2)(3)	awards	plan	($)	($)
			($)(2)	compensation
				($)
Mr. David Beasley	Nil	12,448	12,448	Nil	Nil	Nil	24,897
Independent
Director
Mr. David Hall	Nil	24,330	16,890	Nil	Nil	Nil	41,220
Independent
Director
Dr. Hong Zhao	Nil	24,330	16,890	Nil	Nil	Nil	41,220
Guang
Independent
Director
Mr. He Fangzhen	Nil	26,081	26,081	Nil	Nil	Nil	52,162
Independent
Director
Mrs. Sophia Leung	Nil	12,448	12,448	Nil	Nil	Nil	24,897
Independent
Director
Mrs. Liu Yingchun	Nil	26,081	26,081	Nil	Nil	Nil	52,162
Independent
Director
Mr. Jinduo Zhang	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Non-Independent
Director

Notes:
(1)	Compensation for Board members Dr. Zhang and Mr. Palmieri has been reflected in the Summary Compensation Table for Named Executive Officers.
(2)	Grant date fair values for 2010 were determined using Black-Scholes method to determine grant date fair value using the following assumptions:
	Risk Free Interest Rate:	2.32%	Expected Volatility:	88.2%
	Expected Dividend Yield:	0%	Expected Life:	5 years
(3)	Share based awards calculated based on stock price at grant date times the number of restricted shares granted.

Outstanding share-based awards and option-based awards for the Corporation’s directors are disclosed in the following table:

		Option-based Awards			Share-based Awards
Name	Number of	Option	Option	Value of	Number of	Market or
	Securities	exercise	expiration	unexercised	shares or	payout value
	underlying	price ($)	date	in-the-money	units of	of share-
	unexercised			options	shares that	based awards
	options			($)(1)	have not	that have not
	(#)				vested	vested
					(#)	($)(2)
Mr. David Beasley	1,598	7.79	06/07/15	4,906	2,000	21,720
Independent	2,000	8.60	06/30/14	4,520	-	-
Director	5,000	16.00	05/16/13	-	-	-
Mr. David Hall	3,000	8.11	11/12/15	8,250	3,000	32,580
Independent
Director
Dr. Hong Zhao	3,000	8.11	11/12/15	8,250	3,000	32,580
Guang
Independent
Director
Mr. He Fangzhen	2,918	7.79	06/07/15	8,958	3,500	38,010
Independent	3,000	8.60	06/30/14	6,780	-	-
Director	1,359	16.00	05/16/13	-	-	-
Ms. Sophia Leung	1,598	7.79	06/07/15	4,906	2,000	21,720
Independent	2,000	8.60	06/30/14	4,520	-	-
Director	5,000	16.00	05/16/13	-	-	-
Ms. Liu Yingchun	3,348	7.79	06/07/15	10,278	3,500	38,010
Independent	3,500	8.60	06/30/14	7,910		-
Director
Mr. Jinduo Zhang	3,000	8.60	06/30/14	6,790	3,000	-
Non-Independent	1,359	16.00	05/16/13	-	-	-
Director

Notes:
(1)	The in-the-money value is equal to the number of options multiplied by the difference between the exercise price of the options and the closing trading price on the TSX on December 31, 2010 of $10.86.
(2)

Restricted shares have no exercise price. The market value of the unvested restricted shares is equal to the number of unvested restricted shares multiplied by the closing trading price on the TSX on December 31, 2010 of $10.86.

The following table discloses incentive plan awards – value vested or earned during the year:

Name	Option-based awards –	Share-based awards –	Non-equity incentive plan
	Value vested during the	Value vested during the	compensation – Value
	year	year	earned during the year
	($)(1)	($)(2)	($)
Mr. David Beasley	10,480	17,200	Nil
Independent Director
Mr. David Hall	Nil	Nil	Nil
Independent Director
Dr. Hong Zhao Guang	Nil	Nil	Nil
Independent Director
Mr. He Fangzhen	$15,720	$30,100	Nil

Name	Option-based awards –	Share-based awards –	Non-equity incentive plan
	Value vested during the	Value vested during the	compensation – Value
	year	year	earned during the year
	($)(1)	($)(2)	($)
Independent Director
Madame Sophia Leung	10,480	17,200	Nil
Independent Director
Mrs. Liu Yingchun	18,340	30,100	Nil
Independent Director
Mr. Jinduo Zhang	15,720	25,800	Nil
Non-Independent
Director
Notes:
(1)	The value is calculated by the option price at the time of the grant times the number of vested options.
(2)	Share based awards calculated based on stock price at grant date times the number of restricted shares granted

Proportion of Common Shares Held by Directors and Executive Officers

Collectively, as of the date hereof, the directors and executive officers of the Corporation, as a group, own 4,401,877 Common Shares, representing approximately 13.5% (12.4% on a fully diluted basis) of the issued and outstanding Common Shares.

Indemnification of Directors or Officers

There was no indemnification payable this financial year to directors or officers of the Corporation.

Directors’ and Officers’ Insurance

The Corporation maintains liability insurance for its directors and officers in the aggregate amount of $10 million, subject to a $50,000 deductible loss payable by the Corporation. The current annual premium of $75,000 is paid by the Corporation.

Key Management Insurance

The Corporation does not maintain key management insurance.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of the financial year ended December 31, 2010, the Corporation’s Stock Option and Restricted Share Plan was the only equity compensation plan under which securities were authorized for issuance. The following table sets forth information with respect to the Corporation’s Stock Option and Restricted Share Plan as at the financial year ended December 31, 2010.

Number of securities
remaining available for
	Number of Securities to	Weighted average	future issuance under
	be issued upon exercise	exercise price of	equity compensation
	of outstanding options,	outstanding options,	plans excluding securities
	warrants and rights	warrants and rights(1)	reflected in column (a)

Plan Category	(a)	(b)	(c)
Equity compensation plans
approved by security	1,403,687	$9.53	1,333,438
holders
Equity compensation plans	Nil	Nil	Nil
not approved by security

holders
Total	1,403,687	$9.53	1,333,438

Note:
(1)	These figures include the weighted average exercise price of Options and the weighted average issue price of Restricted Shares.

Stock Option and Restricted Share Plan

Effective May 16, 2008, the Board of Directors and Shareholders of the Corporation approved the Corporation’s Stock Option and Restricted Share Plan in order to provide incentive compensation to directors, officers, employees and consultants of the Corporation.

The Stock Option and Restricted Share Plan reserves a maximum of 10% of the issued and outstanding Common Shares of the Corporation for issue pursuant to options (“Options”) and restricted shares (“Restricted Shares”). As a result, should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Stock Option and Restricted Share Plan will increase accordingly. The Stock Option and Restricted Share Plan is considered as an “evergreen” plan since the Common Shares covered by the Options and Restricted Shares shall be available for subsequent grants at such time as the Options have been exercised or the Restricted Shares have become unrestricted. As of the date hereof, an aggregate of 1,403,687 Options and Restricted Shares have been awarded and remain outstanding under the Stock Option and Restricted Share Plan representing 5.1% of the Corporation’s issued and outstanding Common Shares. As of the date hereof, 1,333,438 Options and Restricted Shares will be available for grant representing 4.9% of the Corporation’s issued and outstanding Common Shares.

The purpose of the Stock Option and Restricted Share Plan is to attract, retain and motivate directors, officers, employees and consultants of the Corporation and the preferred approach of the Corporation is to compensate such individuals based primarily upon the performance of the Corporation.

The exercise price of options (“Options”) is determined by the Board in its sole discretion and shall not be less than the closing price of the Common Shares on The Toronto Stock Exchange (“TSX”) on the day preceding the award date. The Stock Option and Restricted Share Plan does not contemplate that the Corporation will provide financial assistance to any optionee in connection with the exercise of options.

The vesting schedule in respect of the Options will be a variable vesting schedule set at the discretion of the Compensation Committee of the Corporation’s Board of Directors. Options granted under the Stock Option and Restricted Share Plan may be exercised as soon as they have vested. The expiry date of an Option shall be the date so fixed by the Board at the time the particular Option is awarded, provided that such date shall not be later than the fifth anniversary of the award date of the Option. However, when the expiry date of an Option occurs during a blackout period, the expiry date of such Option will be extended until 10 business days following the end of such blackout period.

In the event that the Corporation subdivides, consolidates, or reclassifies the Corporation's outstanding Common Shares, or makes another capital adjustment, the number of Common Shares receivable upon the exercise of Options will be increased or reduced proportionately.

Each restricted share (“Restricted Share”) granted under the Stock Option and Restricted Share Plan will become an unrestricted Common Share, without payment of additional consideration, at the end of a restricted period (the “Restricted Period”). The Restricted Period will be determined by the Compensation Committee, provided however that in the event the Compensation Committee does not set out such a period, the Restricted Period will commence on the grant date and continue until the third anniversary of such grant date. The Compensation Committee retains the right with respect to any one or more participants to accelerate the time at which Restricted Shares will become unrestricted.

Holders of Restricted Shares will have, in respect of their Restricted Shares, all rights as a shareholder of the Corporation, including the right to vote and the right to receive dividends in respect of the Restricted Shares and for all purposes will be treated as shareholders of the Corporation, but for the fact that the Restricted Shares may be cancelled or terminated in certain circumstances prior to the expiry of the Restricted Period.

All Options and Restricted Shares will terminate on the earlier of the expiry of their term and 30 days following the termination of a participant’s employment, engagement or position. Upon the death of a participant, the legal representatives of such participant may exercise the Options held by such participant not later than 12 months following the date of death of the participant, in the case of director or employee, and not later than one month following the date of death of the participant in the case of a consultant. Upon the death of a participant, each Restricted Share shall be cancelled if the Restricted Period does not expire within 12 months following the date of death of the participant, in the case of director or employee, and within one month following the date of death of the participant in the case of a consultant.

Options and Restricted Shares may not be assigned or transferred with the exception of an assignment made to a personal representative of a deceased participant or to a personal representative where the participant is, for any reason, unable to manage his or her affairs and such personal representative is entitled by law to act for the participant.

Subject to the Stock Option and Restricted Share Plan reserving a maximum of 10% of the issued and outstanding Common Shares of the Corporation for issue, the Stock Option and Restricted Share Plan does not provide for a maximum number of shares which may be issued to an individual pursuant to the plan and any other share compensation arrangement (expressed as a percentage or otherwise). However, the Corporation is restricted from issuing more than 10% of issued and outstanding Common Shares in any one year period, or at any time, to insiders of the Corporation unless the Corporation obtains disinterested shareholder approval pursuant to the policies of the TSX.

The Board of Directors will be specifically authorized to amend the terms of the Stock Option and Restricted Share Plan, and the terms of any Options or Restricted Shares granted under the Stock Option and Restricted Share Plan, without obtaining shareholder approval, to:

(i)	amend the termination and cancellation provisions of the Options and the Restricted Shares;

(ii)	accelerate the vesting period of any Options or the Restricted Period of any Restricted Shares; or

(iii)	make other amendments of a housekeeping nature or to comply with the requirements of any regulatory authority.

Notwithstanding the foregoing, no amendments to:

(i)	increase the number of Common Shares reserved for issuance under the Stock Option and Restricted Share Plan;

(ii)	add any form of financial assistance;

(iii)	amend a financial assistance provision which is more favourable to participants; or

(iv)	change the manner of determining the Exercise Price of the Options,

shall be made without obtaining approval of the applicable security holder and of the Corporation’s shareholders in accordance with the requirements of the TSX.

A copy of the Stock Option and Restricted Share Plan can be obtained by contacting the Secretary of the Corporation in writing at Suite 519, World Trade Centre, 999 Canada Place, Vancouver, British Columbia, V6C 3E1 and as of June 1, 2011 at Suite 2168, 1050 West Pender Street, Vancouver V6E 3S7.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Corporation has been indebted to the Corporation or its subsidiaries during the financial year ended December 31, 2010.

REPORT ON CORPORATE GOVERNANCE

The following provides information with respect to the Corporation’s compliance with the corporate governance requirements (the “Corporate Governance Guidelines”) of the Canadian Securities Administrators set forth in National Instrument 58-101 and Form 58-101F1.

Board of Directors

The Corporation’s Board is currently composed of seven directors, a majority of whom are independent of management under the Corporate Governance Guidelines and free of any interest and any business or other relationship, other than arising from their shareholdings that could interfere with their ability to act with a view to the best interests of the Corporation.

Director	Independence
Mr. David Beasley	Independent
Mr. David Hall	Independent
Dr. Hong Zhao Guang	Independent
Madame Sophia Leung	Independent
Mr. He Fangzhen	Independent
Madame Liu Yingchun	Independent
Mr. Brian Palmieri	Non-Independent (due to former position as President of the Corporation)
Mr. Jinduo Zhang	Non-Independent (due to familial relationship with Dr. Luke Zhang)
Dr. Luke Zhang	Non-Independent (due to position as Chief Executive Officer of the Corporation)

The independent status of each individual director is reviewed annually by the Board. The Board considers a director to be independent if he has no direct or indirect material relationship with the Corporation which, in the view of the Board of Directors could reasonably be perceived to materially interfere with the exercise of the director’s independent judgment.

The chair of the Board, Dr. Luke Zhang, is not an independent director, however, the Board believes that it has strong, experienced independent directors who openly and candidly voice their opinions at meetings. The Board believes that this structure facilitates the functioning of the Board independently of the Corporation’s management and has therefore not appointed an independent lead director. The independent directors are able to exercise their responsibilities for independent oversight of management through their majority control of the Board and through the committees established by the Board which include the Audit Committee, the Compensation Committee and the Nomination and Corporate Governance Committee which are composed entirely of independent directors.

Meetings of independent directors are not regularly scheduled but communication among this group occurs on an ongoing basis as needs arise from regularly scheduled meetings of the Board. However, the Corporate Governance and Nominating Committee of the Board intends to review whether having formal meetings of the independent would be beneficial to the Corporation.

The following table summarizes directors’ attendance at Board meetings during the year ended December 31, 2010:

Regularly Scheduled
Director	Board Meetings Attended (in person or via telephone)
Mr. David Beasley	2 of 4
Mr. David Hall	2 of 2
Dr. Hong Zhao Guang	1 of 2

Madame Sophia Leung	4 of 4
Mr. He Fangzhen	4 of 4
Madame Liu Yingchun	4 of 4
Mr. Brian Palmieri	3 of 4
Mr. Jinduo Zhang	4 of 4
Dr. Luke Zhang	4 of 4

Board Mandate

The Board has adopted a written charter, a copy of which is attached as Schedule “A” hereto.

Board members and management will participate in an annual strategic planning review process. Any revisions to the plan will be approved by the Board. Implementation of the strategic plan will be the responsibility of management. The Board will systematically review opportunities by weighing them against the business risks and actively managing these risks. The Board will provide leadership but will not become involved in day-to-day matters. Management will report to the Board on a regular basis on the Corporation’s progress in achieving these strategic objectives.

Board Assessments

The Board, its Committees and its individual directors have not been regularly assessed with respect to their effectiveness and contribution but intend to commence these assessments in the current fiscal year.

Position Descriptions

The Board of Directors has adopted written charters for the three Board Committees. Brief summaries of the role of the three Board Committees may be found elsewhere in this document.

Orientation and Continuing Education

The Board has an informal process for the orientation of new Board members regarding the role of the Board, its Committees and directors, and the nature of operation of the Corporation. New directors meet with executive management and incumbent directors and are provided with written materials to aid in their familiarization with the Corporation.

Directors are made aware of their responsibility to keep themselves up to date with best director and corporate governance practices and are encouraged and funded to attend seminars that will increase their own and the Board’s effectiveness.

Ethical Business Conduct

The Board of Directors has adopted a Code of Conduct and Business Ethics which sets out guidelines and expectations regarding conduct on the part of directors, officers and employees of the Corporation. The Code is available on the Corporation’s website at www.glglifetech.com.

The Corporation has a Corporate Disclosure Policy, available on the Corporation’s website at www.glglifetech.com, which provides additional measures to ensure ethical business conduct, such as policies and requirements regarding insider trading and trading blackout periods.

The Board also requires conflicts of interest to be disclosed to the Corporation’s Corporate Governance and Nominating Committee. In the event that conflicts of interest arise, a director who has such a conflict is required to disclose the conflict and to abstain from voting for or against the approval of the matter. In addition, in considering transactions and agreements in respect of which a director has a material interest, the Board will require that the interested person absent themselves from portions of Board or Committee meetings so as to allow independent discussion of points in issue and the exercise of independent judgment.

Nomination of Directors

With advice and input from the Corporate Governance and Nominating Committee, the Board, in identifying new candidates for Board nomination, will:

(a)	consider what competencies and skills the Board, as a whole, should possess;

(b)	assess what competencies and skills each existing director possesses; and

(c)	consider the appropriate size of the Board, with a view to facilitating effective decision making.

The nomination of directors is undertaken by the Corporate Governance and Nominating Committee, which is composed entirely of independent directors. The Committee reviews the composition of the Board annually, assesses the effectiveness of the Board annually, identifies new candidates for nomination as directors to the Board and makes recommendations to the Board for nominees for election as directors. In that regard, the Corporate Governance and Nominating Committee considers the competencies and skills each new nominee would bring to the Corporation and whether or not each new nominee can devote sufficient time and resources to his or her duties as a Board member. The Corporation has no obligation or contract with any third party providing it with the right to nominate a director.

Board Committees

The Corporation has three Board Committees, being the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.

Audit Committee

The Audit Committee assists the board of directors in fulfilling its responsibilities for oversight of financial and accounting matters. In addition to recommending the auditors to be nominated and reviewing the compensation of the auditors, the Committee is responsible for overseeing the work of the auditors and pre-approving non-audit services. The Committee also reviews the Corporation’s annual and interim financial statements and news releases containing information taken from the Corporation’s financial statements prior to their release. The Committee is responsible for reviewing the acceptability and quality of the Corporation’s financial reporting and accounting standards and principles and any proposed material changes to them or their application.

The members of the Audit Committee are Mr. David Hall (Chair) Mr. David Beasley, Madame Sophia Leung and Madame Liu Yingchun, all independent directors. Each member of the Audit Committee is “independent” within the meaning of Rule 10A-3 under the United States Exchange Act of 1933, the NASDAQ Marketplace Rules and Canadian Securities laws. The Audit Committee has a published charter which is attached to the Corporation’s Annual Information Form and is available at www.sedar.com and is also posted on the Corporation’s website, www.glglifetech.com.

The Audit Committee has a published charter which is attached to the Corporation’s Annual Information Form, filed with Canadian Securities Regulators, and posted on the Corporation’s website, www.glglifetech.com.

Compensation Committee

The Compensation Committee was established on March 18, 2008 and assists the board of directors in fulfilling its oversight responsibilities relating to compensation. The Committee’s role includes establishing a remuneration and benefits plan for directors, executives and other key employees and reviewing the adequacy and form of compensation of directors and senior management. The Committee oversees the development and implementation of compensation programs in order to support the Corporation’s business objectives and attract and retain key executives. The Committee also reviews and makes recommendations to the Corporation’s board of directors regarding the Corporation’s incentive compensation equity-based plans.

The members of the Compensation Committee are Mr. David Beasley, Madame Sophia Leung, Madame Liu Yingchun, and Mr. He Fangzhen. Each member of the Compensation Committee is “independent” within the meaning of the NASDAQ Marketplace Rules and Canadian Securities laws.

Corporate Governance & Nominating Committee

The Corporate Governance and Nominating Committee was established on March 18, 2008 and assists the board of directors in fulfilling its oversight responsibilities relating the board of director’s relationship with senior management. The Committee’s role includes developing and monitoring the effectiveness of the Corporation’s system of corporate governance, assessing the effectiveness of individual directors, the board of directors, and various board committees, and is responsible for appropriate corporate governance and proper delineation of the roles, duties and responsibilities of management, the board of directors and its committees. The Committee is responsible for recommending to the board of directors a set of corporate governance principles and reviewing these principles at least once a year. The Committee oversees the Corporation’s investor relations and public relations activities. In addition, the Committee is responsible for identifying and recommending candidates qualified to become directors and board committee members and to ensure that an effective Chief Executive Officer succession plan is in place.

The members of the Corporate Governance and Nominating Committee are Mr. David Beasley, Madame Sophia Leung, Madame Liu Yingchun and Mr. He Fangzhen. Each member of the Corporate Governance and Nominating Committee is “independent” within the meaning of the NASDAQ Marketplace Rules and Canadian Securities laws.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director and no associate or affiliate of the foregoing has had a material interest, direct or indirect, in any transaction in which the Corporation has participated within the three year period prior to the date of this Management Proxy Circular, or will have any material interest in any proposed transaction, which has materially affected or will materially affect the Corporation.

MANAGEMENT CONTRACTS

Except as otherwise disclosed herein, management functions of the Corporation are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Corporation.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Re-approval of the Stock Option and Restricted Share Plan (the “Plan”)

On May 17, 2011, the board of directors of the Corporation re-approved the Corporation’s Stock Option and Restricted Share Plan. The policies and guidelines of the TSX require the Corporation’s Stock Option and Restricted Share Plan to be reconfirmed by the shareholders of the Corporation every 3 years because the Stock Option and Restricted Share Plan is a “rolling” plan which provides that the number of common shares of the Corporation which may be reserved for issuance of stock options under the Stock Option and Restricted Share Plan is set at 10% of the issued and outstanding common shares of the Corporation. In accordance with the policies of the TSX, and because the Stock Option and Restricted Share Plan was last approved by the shareholders of the Corporation at the shareholders’ meeting held in 2008, the Stock Option and Restricted Share Plan is being submitted to the shareholders for re-approval at the Meeting.

The details of the Stock Option and Restricted Share Plan are set out above under “Securities Authorized For Issuance Under Equity Compensation Plans – Stock Option and Restricted Share Plan”.

The resolution respecting the proposed Stock Option and Restricted Share Plan (the “Stock Option Plan Resolution”) must be approved by a majority of the votes cast by the holders of common shares of the Company present or represented by proxy at the Meeting. The text of the Stock Option Plan Resolution is set out below.

The board of directors recommends a vote “for” the re-approval of the proposed Stock Option and Restricted Share Plan described above and referred to in the Stock Option Plan Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the resolution.

Resolution Re-approving the Stock Option and Restricted Share Plan

The resolution to approve the Stock Option and Restricted Share Plan which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows:

“WHEREAS:

1.

the policies of the TSX require that the Stock Option and Restricted Share Plan for the benefit of directors, officers, employees and consultants of the Company and its subsidiaries be submitted to the shareholders for approval every 3 years;

2.	the board of directors of the Company has re-approved the Stock Option and Restricted Share Plan; and

3.

the number of common shares of the Company which will be available for purchase pursuant to options granted pursuant to the Stock Option and Restricted Share Plan is 10% of the number of issued and outstanding common shares of the Company (on a non-diluted basis) on the particular grant date.

BE IT RESOLVED THAT:

1.	the Stock Option and Restricted Share Plan, as described in the Information Circular dated May 17, 2011, be and is hereby approved, ratified and confirmed;

2.	all unallocated options issuable pursuant to the Stock Option and Restricted Share Plan are hereby approved and authorized until June 28, 2014; and

3.

any director or officer of the Company be and is authorized and directed on behalf of the Company to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution.”

If the foregoing Resolutions are not approved by Shareholders, previously allocated Options and Restricted Shares will continue unaffected. However, if such Options and/or Restricted Shares expire unexercised, they cannot be re-allocated following such expiry.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available at www.sedar.com under the name “GLG Life Tech Corporation”. Copies of the Corporation’s financial statements and MD&A can be obtained by contacting the Corporate Secretary of the Corporation in writing at Suite 519, World Trade Centre, 999 Canada Place, Vancouver, British Columbia, V6C 3E1 or after June 1, 2011 at Suite 2168, 1050 West Pender Street, Vancouver British Columbia V6E 3S7. Copies of such documents will be provided to Shareholders free of charge.

OTHER MATTERS

Management knows of no other matters to come before the Meeting of Shareholders, other than those referred to in the Notice of Meeting. However, if any other matters which are not know to Management shall properly come before said Meeting, the Form of Proxy given pursuant to the solicitation by Management will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

SCHEDULE “A”

MANDATE OF THE BOARD OF DIRECTORS

OF

GLG LIFE TECH CORPORATION

GLG LIFE TECH CORPORATION
(the “Company”)

2. ROLE AND RESPONSIBILITIES

2.1 The Board of Directors (the “Board”) is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.

2.2 The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate. The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board no later than 4 months prior to the fiscal year end as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.

2.3 The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.

2.4 The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.

2.5 The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.

2.6 The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

2.7 The Board is responsible for the Company’s communication policies, which:

(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public,

(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and

(c)	are reviewed at least annually.

2.8 The Board is responsible for the integrity of the Company’s internal control and management information systems.

2.9 The Board is responsible for acting in accordance with all applicable laws, the Company’s bylaws and the Company’s Director, Officer and Employee Code of Business Conduct and Ethics.

2.10 The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Business Corporations Act (British Columbia). In exercising their powers and discharging their duties, each director shall:

(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	exercise independent judgement regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement; and

(d)

(i) disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii)

such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate.

(e)	Demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.

2.11 The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees. The Board may not delegate to such managing director or committees the power to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)

pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; and

(j)	adopt, amend or repeal bylaws.

2.12 The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. The following are the current committees of the Board:

(a)

the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)

the Corporate Governance and Nominating Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Corporate Governance and Nominating Committee is to:

(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;

(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

(iii)	develop and implement orientation procedures for new directors;

(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;

(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.

(c)

the Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Compensation Committee is to:

(i)	establish a remuneration and benefits plan for directors, senior management and other key employees;

(ii)	review the adequacy and form of compensation of directors and senior management;

(iii)	establish a plan of succession;

(iv)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

(v)	make recommendations to the Board.

3. COMPOSITION

3.1 From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

3.2 The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is unrelated or independent is the responsibility of the Board.

3.3 If at any time the Company has a significant shareholder, meaning a shareholder with the ability to exercise a majority of the votes for the election of the Board, the Board will include a number of directors who do not have interests in or relationships with either the Company or the significant shareholder and who fairly reflects the investment in the Company by shareholders other than the significant shareholder.

3.4 The Board should, as a whole, have the following competencies and skills:

(a)	knowledge of the Company’s industry;

(b)	knowledge of current corporate governance guidelines;

(c)	financial and accounting expertise.

4. PROCEDURES TO ENSURE EFFECTIVE OPERATION

4.1 The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

4.2 If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

4.3 The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.

4.4 An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.

4.5 The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.

4.6 The Board shall institute procedures for receiving shareholder feedback.

4.7 The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

4.8 The non-management directors shall meet at least twice yearly without any member of management being present.

4.9 The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:

(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;

(b)	the approval of the annual budget;

(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;

(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;

(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;

(f)	the commencement, termination or material amendment to any human clinical trial;

(g)	the creation of subsidiaries;

(h)	the creation of new Company bank accounts;

(i)	payment of dividends;

(j)	proxy solicitation material;

(k)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(l)	any material change to the business of the Company;

(m)	the appointment of members on any committee of the Board;

(n)	capital expenditures in excess of CAD$50,000 outside of the annual budget;

(o)	entering into any professional engagements where the fee is likely to exceed CAD$50,000 outside of the annual budget.

(p)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$100,000 outside the annual budget;

(q)	entering into any guarantee or other arrangement such that the Company is contingently bound financially or otherwise in excess of CAD$50,000 other than product guarantees outside the annual budget;

(r)	the appointment or discharge of any senior officer of the Company;

(s)	entering into employment contracts with any senior officers;

(t)	initiating or defending any law suits or other legal actions; and

4.10 The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop position descriptions for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.